Exhibit 99.1

NORTH AMERICAN CONSTRUCTION GROUP LTD.

Annual and Special Meeting of Shareholders of North American Construction

Group Ltd. (formerly North American Energy Partners Inc.)

April 11, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

In respect of the annual meeting of holders of common shares (the “Shareholders”) of North American Construction Group Ltd. (formerly North American Energy Partners Inc.) (the “Corporation”) held on April 11, 2018 (the “Meeting”), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Withheld	Votes Against	Spoiled
1.	The election of each of the following persons as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed (separate votes on each nominee):

	Martin R. Ferron	Passed	16,028,123 (99.05%)	153,650 (0.95%)	0	0

	Ronald A. McIntosh	Passed	15,591,725 (96.35%)	590,038 (3.65%)	0	0

	William C. Oehmig	Passed	11,600,621 (71.69%)	4,581,142 (28.31%)	0	0

	Bryan D. Pinney	Passed	16,081,517 (99.38%)	100,246 (0.62%)	0	0

	John J. Pollesel	Passed	16,123,433 (99.64%)	58,330 (0.36%)	0	0

	Thomas P. Stan	Passed	15,954,390 (98.59%)	227,373 (1.41%)	0	0

	Jay W. Thornton	Passed	16,076,992 (99.35%)	104,771 (0.65%)	0	0

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed and the authorization of the directors to fix their remuneration.	Passed	19,593,199 (99.78%)	42,524 (0.22%)	0	0

3.	The approval and authorization of unallocated options issuable pursuant to the Corporation’s Share Option plan until April 11, 2021.	Passed	12,485,931 (77.13%)	0	3,701,231 (22.87%)	0

4.	The amendment of Section 1 of the Corporation’s Articles of Amendment to change the name of the Corporation to “North American Construction Group Ltd.”	Passed	19,579,085 (99.71%)		56,638 (0.29%)